United Airlines Holdings, Inc.
233 S. Wacker Drive
Chicago, IL 60606
September 9, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael Purcell

Re:	United Airlines Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File No. 001-06033
Dear Mr. Purcell:
United Airlines Holdings, Inc. (the "Company") is writing in response to the comment letter from the staff (the "Staff") of the U.S. Securities and Exchange Commission, dated September 7, 2022 (the "Comment Letter"), containing the Staff's comments relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.
The comment letter requires that the Company respond within ten business days or advise the Staff when the Company will respond. As discussed on the phone, the Company respectfully requests an extension of the original due date requested by the Staff to enable the necessary internal review related to the Company's response to the Staff's comments. The Company expects to submit a complete response to the Comment Letter on or before October 7, 2022.
Thank you for your consideration of the extension request. If you have any questions regarding the extension request or otherwise, please feel free to contact me by phone at (872) 825-3077 or by email at chris.kenny@united.com.
Sincerely,
/s/ Chris Kenny
Chris Kenny
Vice President and Controller

cc:	Michele Hooper, Chairman, Audit Committee
Scott Kirby, Chief Executive Officer
Gerald Laderman, Executive Vice President and Chief Financial Officer
Robert Rivkin, Senior Vice President and Chief Legal Officer
Anna Ha, Associate General Counsel and Corporate Secretary
Andrew Soucheray, Partner, Ernst & Young LLP